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(CAMPBELL RESOURCES INC. LOGO)

                                  PRESS RELEASE
                              For immediate release

                     CAMPBELL RESOURCES ANNOUNCES CLOSING OF
                     EQUITY FINANCING FOR CORNER BAY PROJECT

MONTREAL, APRIL 23, 2007 - CAMPBELL RESOURCES INC. (THE "CORPORATION") (TSX:
CCH, OTC BULLETIN BOARD: CBLRF) announces the closing of a brokered private placement of 56,000,000 flow-through common shares for proceeds of $7,000,000 with a syndicate of agents lead by Cormark Securities Inc. and including Dundee Securities Corporation and Octagon Capital Corporation (collectively, the "AGENTS").

In connection therewith, the Corporation paid a cash commission of an aggregate of $420,000 to the Agents. In addition, the Agents received 3,360,000 broker warrants. Each broker warrant entitles its holder to purchase one common share in the capital of the Corporation at a price of $0.13 for a period of 18 months from the closing date of the private placement.

The proceeds of the private placement will be used for continued exploration on the Corporation's Corner Bay project. Work on the 725 metre ramp will begin before the end of the month of April and it is expected that the mineralized zone will be reached at the beginning of the fourth quarter.

The Corner Bay project is located some 45 kilometers from Campbell's Copper Rand mill. Measured and indicated resources on the Corner Bay project stand at 446,000 tonnes averaging 5.58% Cu. Inferred resources total 1,441,000 tonnes averaging 6.76% Cu (Ref.: GEOSTAT Technical Report, July 2006, available on SEDAR at www.sedar.com). Following the extraction of the 42,000 tonnes bulk sample, the Corporation plans to mine some 500,000 tonnes of ore grading 4.5% Cu over the next 4 years. Exploration at depth will also be carried out to confirm and add to the resources already identified.

Campbell Resources Inc. is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties.

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2006. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.


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FOR MORE INFORMATION:

CAMPBELL RESOURCES INC.              Renmark Financial Communications Inc.
Andre Fortier, President and Chief   Henri Perron, hperron@renmarkfinancial.com
Executive Officer                    John Boidman, jboidman@renmarkfinancial.com
Tel.: 514-875-9037                   Tel.: 514-939-3989
Fax: 514-875-9764                    Fax: 514-939-3717
afortier@campbellresources.com       www.renmarkfinancial.com


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